Exhibit 99.1

ParaZero Develops New AI-Based Safety and Awareness System for Commercial Drones and Urban Air Mobility Aircraft

The Company’s next-generation avionics are built with sophisticated visual awareness cameras and a robust sensor-array malfunction detection system to enable unmanned aircraft systems (UAS) and electric vertical takeoff and landing (eVTOL) aircraft to conceive and analyze surroundings, similar to a human pilot and mitigate flight risks autonomously.

Kiryat Ono, Israel, Sept. 01, 2023 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero”), an aerospace company focused on advanced safety systems for commercial drones and urban air mobility (UAM) aircraft, today announced its next-generation safety product development, SmartAir Trinity, an AI-based avionics system, which utilizes a new, leading-edge sensor array with advanced capabilities, designed to detect malfunctions of UAS and eVTOL in real-time, and provide deep analytics for mission debriefings.

The SmartAir Trinity system is comprised of sophisticated visual awareness cameras and an advanced sensor suite that enables UAS and eVTOL aircraft to understand their surroundings using artificial intelligence and machine learning technological capabilities. Its AI-embedded approach supports safety and risk mitigation in addition to over-the-air (OTA) firmware and configuration updates, keeping every platform up to date with the latest and most accurate algorithms and features.

Among a host of new safety capabilities, the SmartAir Trinity offers an optimized parachute deployment algorithm to enhance operational containment capabilities, detection and identification of safe landing zone and delivery site areas, GNSS-free navigation, redundancy system for onboard GPS, and monitoring the aircraft’s behavior with great operational insight.

“The commercial UAS and UAM markets continue to gain momentum, with ongoing technology releases, new aircraft development, and supportive global regulatory frameworks. In order for organizations to meet performance-based safety requirements and cut time-to-market, they look to leverage the most robust and effective safety systems and technologies; in those cases, legacy safety systems often won’t cut it,” said ParaZero Chief Product Officer, Yuval Gilad. “ParaZero’s safety product portfolio has played a critical role in ensuring the safety of urban air mobility and commercial drone flight operations around the world for many years. We are looking forward to offering our next generation safety technology to the industry at a pivotal time to address both integration needs from original equipment manufacturers and regulatory requirements, to enable every platform to reach its full potential.”

About ParaZero

ParaZero ( https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drones and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas, beyond-visual-line-of-sight (BVLOS).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential of its systems, the momentum of the commercial UAS and UAM markets and that it looks forward to offering next generation safety technology to enable every platform to reach its full potential. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (Registration No. 333-265178) dated July 26, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the contents of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com